GE HEALTHCARE TECHNOLOGIES INC.

500 W. Monroe Street

Chicago, IL 60661

December 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park and Abby Adams

Re:	GE HealthCare Technologies Inc.
Form S-1
File No. 333-268797

Dear Ms. Park and Ms. Adams:

In accordance with Rule 461 of the Securities Act of 1933, as amended, GE HealthCare Technologies Inc. hereby respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-268797) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on January 3, 2022, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

GE HEALTHCARE TECHNOLOGIES INC.

By:	/s/ Robert M. Giglietti
	Name:	Robert M. Giglietti
	Title:	Senior Vice President